[LOGO] AROTECH                                               Arotech Corporation

                                                              354 Industry Drive
                                                           Auburn, Alabama 36830
                                         Tel: (334) 502-9001 Fax: (334) 502-3008
                                                          http://www.arotech.com
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                                           Writer's direct dial: +972-2-990-6612
                                            Writer's direct fax: +972-2-990-6688
                                            Writer's e-mail: ehrlich@arotech.com
                                                             -------------------
Robert S. Ehrlich
Chairman, President and Chief Executive Officer

                                 August 23, 2005
VIA FACSIMILE
+1-202-942-9585
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
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Attention:   Mr. Tom Jones

             Re: Arotech Corporation
                 Registration Statement on Form S-3
                 File No. 333-124961

Dear Mr. Jones:

      We hereby request that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to August 23, 2005 at 4:00 p.m. e.d.t., or as soon thereafter as practicable.

      In connection with this request, we acknowledge the following:

      (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, its does not foreclose the Commission from taking any action with respect to the filing;

      (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (iii) we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       AROTECH CORPORATION


                                       By: /s/ Robert S. Ehrlich
                                          --------------------------------------
                                          Name:  Robert S. Ehrlich
                                          Title: Chairman, President and Chief
                                                 Executive Officer